Sub-Item 77D(a)

Effective May 1, 2003, the Wells Fargo Variable Trust
Corporate Bond Fund was renamed the Wells Fargo Variable
Trust Total Return Bond Fund. The Fund's investment objective also was changed at that time. The Fund now seeks total return consisting of income and capital appreciation. The investment style has expanded from investments primarily in corporate debt securities to a broad range of investment-grade bond offerings, including corporate bonds, U.S. Government obligations, mortgage- and other asset-backed securities.

The Fund now invests at least 80% of its assets in bonds;
at least 80% of its assts in investment-grade debt securities; up to 25% of its total assets in asset-backed securities; and up to 20% of its total assets in dollar-denominated obligations of foreign issuers.